15045796

SEC Mail Processing Section

FEB 26 2015

Washington DC 403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51301

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPIBD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue, 32nd Floor
(No. and Street)

New York, (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Allan Chapin, Chief Compliance Officer 212-702-8509
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

465 South Street, Suite 200 (Address) Morristown, (City) NJ (State) 07960-6497 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allan Chapin, Chief Compliance Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPIBD, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Yan Tang Lei
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LE6311395
Qualified in Queens County
Commission Expires 9/15/18

Signature

Chief Compliance Officer
Title

Notary Public Date 2/13/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CPIBD, LLC

Statement of Financial Condition

December 31, 2014

With Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

CPIBD, LLC
Table of Contents
December 31, 2014

WithumSmith+Brown, PC
AUDIT • TAX • ADVISORY

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, Colorado and Grand Cayman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CPIBD, LLC

We have audited the accompanying statement of financial condition of CPIBD, LLC as of December 31, 2014. This financial statement is the responsibility of CPIBD, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CPIBD, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 12, 2015

CPIBD, LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash and cash equivalents	$ 36,833
Prepaid expenses	500
Due from member	70,684
	$ 108,017

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses	$ 19,500
Member's equity	88,517
	$ 108,017

The Notes to the Financial Statements are an integral part of this statement.

1. **Organization and Nature of Business**

CPIBD, LLC (the "Company") is organized as a Delaware Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides advisory services and arranges private placement of securities for institutional clients. In 2013, the Company was approved of performing Underwriting Services. The Company is a wholly owned subsidiary of Compass Partners Advisors, LLP FKA Compass Advisers, LLP (the "Member" or "Parent"), the sole member of the Company.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) under the provisions of its subparagraph (k)(2)(i), in that the Company does not hold funds or securities for customers.

2. **Significant Accounting Policies**

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

Fees Receivable
The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and may establish an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. Accounts are deemed delinquent when payments are not received in accordance with their respective contracted payment schedule. As of December 31, 2014, all fees receivable were collected.

Revenue Recognition
Revenues are recognized on the accrual basis, generally when the underlying investment transactions are consummated and placement fees are earned.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Income Taxes**

The Company is a single member limited liability company and as such is treated as a disregarded entity for tax purposes. Accordingly, profits and losses of the Company are passed through and reported on the sole owner's tax return. As a result, no provision for income taxes is reflected in these financial statements nor does the Company have uncertain tax positions. Tax returns are subject to examination by tax authorities for the periods 2011 and after. There are no income tax related penalties or interest included in these financial statements.

4. **Net Capital Requirements**

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the

provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital and net capital requirements of $17,333 and $5,000 respectively. The Company's aggregate indebtedness to net capital ratio was 1.125 to 1.

5. Related Party Transactions

The Company maintains an expense sharing agreement with its Parent whereby certain indirect costs of the parent, such as, payroll, health insurance, rent and office expenses are allocated to the Company. These costs totaled $9,267 in 2014. In addition, the Company earned a fee of $10,800 from the Parent for facilitating certain security transactions. The cumulative difference between the earned fees and allocated expenses from the Parent is recorded as Due from Member on the statement of financial condition and totaled $70,684 at December 31, 2014. Interest is not being charged to the Member.

6. Credit Risk and Concentrations

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Federal Deposit Insurance Corporation (FDIC) insures the Company's bank account balance up to $250,000.

The Company derived approximately 88% of its revenue from two customers.

7. Fair Value of Assets and Liabilities

Professional standards define fair value, establish a consistent framework for measuring fair value, and expand disclosure requirements for fair value measurements. Due to the nature of the Company's assets and liabilities, there are no disclosures required under these standards.

The Company's assets, including cash and cash equivalents and due from member are carried at contracted values which approximate fair value. Similarly, accrued expenses are carried at contracted amounts, which approximate fair value.

8. Special Account for the Exclusive Benefit of Customers

The Company is not required to maintain a special reserve bank account for the exclusive benefit of customers since it meets the requirements of certain exemption provisions of Rule 15c3-3. The Company is a 'non-clearing firm' whose activities are limited to investment banking and advisory services. The Company does not hold any client accounts.

9. Subsequent Events

The Company has evaluated subsequent events through the date of financial statement issuance and has determined that there are no events requiring recognition or disclosure in these financial statements.